August 9, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

AmericaFirst Quantitative Funds, File Nos. 333-179594 and 811-22669

Dear Sir/Madam:

On behalf of AmericaFirst Quantitative Funds, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 3 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to add one new fund to the Trust: AmericaFirst Seasonal Trends Fund.

If you have any questions, please contact Parker Bridgeport 614-469-3238.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP